1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
ADVANCING TO PRODUCTION TSX: POM, AMEX: PLM

NEWS RELEASE	2008-6

POLYMET UPDATES CAPITAL AND OPERATING COSTS

REVISED CONSTRUCTION PLANS REDUCE PRE-REVENUE CAPITAL COSTS AND TIME LINE

PROJECT DEVELOPMENT UPDATE CONFERENCE CALL: MAY 21 AT 10:30 A.M. EDT

Hoyt Lakes, Minnesota, May 20, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that its board of directors has reviewed and approved revised plans and cost estimates for construction and operating costs at its northern-Minnesota copper-nickel-precious metals development-stage project. PolyMet controls 100% of the NorthMet copper-nickel-precious metals ore-body and owns the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million)

  higher metal prices more than offset higher capital and operating costs, which include substantial additional environmental protection measures mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations.

Since completion of the Definitive Feasibility Study (“DFS”) in September 2006, PolyMet has been focused on providing information to the Minnesota Department of Natural Resources (“MDNR”) and other permitting agencies in support of the MDNR’s preparation of the Environmental Impact Statement. The MDNR remains on target for completion of the draft EIS at the end of June.

PolyMet has assembled a senior management team with the experience and skills to oversee construction and operation of the plant and mine. The Company has also entered into service agreements with three Minnesota-based engineering and construction firms and has undertaken a detailed review of the construction and development plans in order to optimize these activities. As a result, PolyMet believes its project is operationally and financially more robust and provides additional measures to minimize and mitigate environmental impacts.

KEY POINTS

DFS-equivalent capital costs increase 36% to $516.8 million

Updated development plan contemplates:

o	additional $85.1 million in measures to protect the environment, increasing the total capital to $601.9 million

o	the initial sale of concentrate during construction and commissioning of the new metallurgical facilities which requires additional handling facilities included in these totals

o

staged construction reduces pre-production capital costs to $312.3 million (including the additional environmental measures) with most of the additional $289.6 million for construction of the metallurgical facilities expected to be funded from operating cash flow

Break-even cost of producing copper (on a co-product basis) increases to $1.05 per pound compared with $0.81 per pound in the DFS. Increase primarily driven by higher costs of fuel and general inflation. On a by-product credit basis the cost of producing copper falls to a negative $0.28 per pound.

Based on three-year trailing average metal prices (the SEC metal price deck) the economics have improved compared with the DFS:

o	After tax internal rate of return increases to 30.6% from 26.7% in the DFS

o	After tax net present value of future cash flow discounted at 7.5% increases to $649.4 million from $595.4 million in the DFS.

o	Average EBITDA in the first five years of operation increases to $217.3 million a year from $175.3 million.

CONFERENCE CALL
PolyMet will host a conference call to discuss the Project Development Update at 10:30 a.m. Eastern Daylight Time on Wednesday May 21, 2008.

Call-in Numbers:
Canada: +1 (416) 641-6125
Toll Free: +1 (866) 542-4236
International Toll Free: + (800) 7701-8886

Playback:
Canada/International: +1 (416) 695-5800, pass code 3261847
Toll Free: +1 (800) 408-3053, pass code 3261847

CAPITAL COSTS
Since the September 2006 DFS, and on a like-for-like basis, the total capital cost has increased by 36% to $516.8 million. This increase reflects both cost inflation and design scope changes since the DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant.

In addition, PolyMet is anticipating $85.1 million of expenditures on measures to protect the environment, over and above the measures contemplated in the DFS. $76.6 million for mining equipment that was assumed to be provided by a mining contract in the DFS has been incorporated as an operating lease in updated operating costs.

PolyMet has previously stated that it has been reviewing the possibility of selling concentrate during the construction and commissioning of new metallurgical facilities. This staged approach shortens the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that PolyMet can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

As a result of the staged approach, the total capital required prior to initial production and sales declines to $312.3 million, which includes $64.7 million of additional environmental safeguards for this level of activity.

Capital Costs
(US dollars, millions)

		Change	Initial Concentrate
	Full Project	from DFS	Sales

Definitive Feasibility Study	379.8		138.7
Escalation and other scope changes	137.0	36%	108.9
Total	516.8		247.6
Environmental measures	85.1		64.7
Total change	222.1	58%	173.6
TOTAL	601.9		312.3

OPERATING PLANS AND COSTS
The overall mining and operating plan remains the same as that defined in the DFS and which forms the basis of the plan being analyzed in the environmental impact statement. PolyMet intends to mine 32,000 tons of ore per day for an operating life of twenty years, processing a total of 224 million tons of ore.

The mine plan continues to be based on the following metal prices: copper - $1.25/lb, nickel -$5.60 per pound, cobalt - $15.25/lb, palladium - $210 per ounce, platinum - $800 per ounce, and gold - $400 per ounce.

Operating costs per ton of ore processed have increased to $13.33 from $11.02 in the DFS reflecting higher fuel, mine equipment, and other consumable costs, as well as general inflation. The cost of mining and delivering ore to the plant is now estimated at $4.31 per ton compared with $3.80 per ton in the DFS. The increase in mining costs has been partially offset by the lower strip ratio, larger mining equipment, and owner versus contractor operation.

The economic analysis is based on SEC-reserve standards, namely the three-year trailing average, which we calculated at April 30, 2008 (the end of our first fiscal quarter.) This price deck is: copper - $2.90/lb, nickel - $12.20/lb, cobalt - $23.50/lb, palladium - $320/oz, platinum -$1,230/oz, and gold - $635/oz. While these prices are somewhat higher than those used on the economic analysis in the DFS, each price is well below current market levels – in the first quarter of 2008, the following prices prevailed: copper - $3.52/lb, nickel - $13.09/lb, cobalt - $46.37/lb, palladium - $441/oz, platinum - $1,867/oz, and gold - $925/oz.

This translates into copper cash costs of $1.05 per pound using a co-product basis to calculate costs, compared with the DFS estimate of $0.81/lb. Taking revenues from the other metals as a deduction against costs, the co-product basis shows a cost of $(0.28) per pound compared with $0.06 per pound in the DFS.

ECONOMIC SUMMARY
Key economic metrics include earnings before interest, tax, depreciation, and amortization (EBITDA) which is projected to increase to $217.3 million on average over the first five years of operations from $175.3 million estimated in the DFS. The net present value of future cash flow (after tax) discounted at 7.5% is estimated to be $649.4 million compared with $595.4 million in the DFS, and the after tax internal rate of return is now estimated at 30.6% compared with 26.7% in the DFS. The table below also sets out the affect on EBITDA of a 10% change in each metal price.

Key Economic Highlights

		Update	DFS
		May-08	Sep-06
Operating plan
Proven and probable reserves	million t	274.7	181.7
Ore mined - life of operation	million t	224.0	181.7
Overburden removed (capitalized under site preparation)	million t	18.5	-
Waste	million t	285.3	302.3
Operating costs per ton processed
Mining and delivery to plant	$/t	4.31	3.80
Processing	$/t	8.07	6.75
G&A	$/t	0.94	0.46
Total	$/t	13.33	11.02
Metal price assumptions (SEC-standard)
Copper	$/lb	2.90	2.25
Nickel	$/lb	12.20	7.80
Cobalt	$/lb	23.50	16.34
Palladium	$/oz	320	274
Platinum	$/oz	1,230	1,040
Gold	$/oz	635	540
Economic summary
Annual earnings before interest, tax, depreciation and amortization
(EBITDA) - average first five years	$ million	217.3	175.3
Net present value of future after tax cash flow discounted at 7.5%	$ million	649.4	595.4
Internal rate of return (after tax)		30.6%	26.7%
Sensitivity: 10% ± price = $Δmillion in EBITDA
Copper	$ million	18.6	15.7
Nickel	$ million	13.3	9.3
Cobalt	$ million	0.9	0.9
Palladium	$ million	1.7	2.0
Platinum	$ million	1.7	2.1
Gold	$ million	0.3	0.5
Copper costs
cash - co-product method	$/lb	1.05	0.81
cash - by-product method	$/lb	(0.28)	0.06

SCHEDULE
The MDNR is on track to complete the draft EIS by the end of June 2008, after which it will be formally published in the Federal Register and State EQB Monitor. Completion of the draft EIS will be the culmination of a multi-year effort involving PolyMet, PolyMet’s consultants, multiple governmental agencies and an independent EIS contractor. In addition to providing a detailed project description, PolyMet has submitted more than 100 detailed technical reports to assist those preparing the EIS to assess the environmental impacts of the project and to explore ways to avoid, minimize or mitigate the environmental impacts.

Once the draft EIS is published, non-government organizations, government agencies, and the public will have an opportunity to comment during a 30-day state and parallel 45-day federal public comment period. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. The final EIS also has an opportunity for public comment during a 15-day state and 30-day federal comment period. Once the EIS receives a declaration of “adequacy” from the State and “record of decision” from the federal government, the various permits required for construction can be issued. It should be noted that the government agencies that participate in preparing the EIS are the same agencies that will be responsible for preparing the permits that PolyMet will need before the Company can commence construction.

Promptly upon issuance of permits, PolyMet plans to start construction. Detailed construction scheduling shows the mine could deliver ore to the plant in less than a year from the start of construction. As production and sales of concentrate are ramped up, PolyMet plans to complete construction and commissioning of the new hydrometallurgical facilities within approximately eighteen months. Much of the capital costs of the new facilities are expected to be funded from cash flow from the sales of concentrates during this initial period.

MINNESOTA SERVICE AGREEMENTS
PolyMet has entered into service agreements with three Minnesota-based engineering and construction firms which will provide specialized expertise combined with local experience: Barr Engineering: headquartered in Minneapolis, MN with offices in Duluth, MN and Hibbing, MN, Barr employs approximately 400 engineers and scientists with a strong emphasis on environmental matters. The firm will focus on mine pre-development such as the design and construction of haul roads, stockpile foundations, waste water treatment, overburden stripping, and tailings dams.

Ames Construction: headquartered in Burnsville, MN, the firm is one of the largest heavy civil and industrial design-build general contractors in the US, with expertise in mine development, mine facility construction, landfill construction, and environmental remediation. Ames will initially work with PolyMet and Barr in the detailed planning of mine site development, prior to the commencement of construction upon receipt of permits.

Krech Ojard: headquartered in Duluth, MN with offices throughout the U.S., the firm provided specialist advice to Bateman Engineers in connection with the DFS assessment of the railroad requirements for moving ore from the NorthMet mine site to the Erie plant site. The construction role includes design engineering services for the rail transfer hopper and the new and re-activated rail lines, both between the mine and the plant and rail within the plant site.

Joe Scipioni, President and CEO stated, “Our acquisition of the Erie Plant and our location in an established mining district reduce our exposure to capital cost inflation, which is proving to be a significant challenge for many mine development projects around the world. While we are not immune to rising energy costs and the weakness of the dollar, we believe that we are more competitive on the world stage today than we were when the DFS was completed in 2006.” He continued, “Since the completion of the DFS we have been planning the construction and start-up phase as well as optimizing the overall project. The biggest single change relates to measures to protect the environment. In planning to spend an additional $85 million on environmental protection, we believe that we are addressing concerns of the local community and the permitting agencies.” He concluded, “With completion of the draft EIS scheduled for the end of June, we will be advancing through the public review period and permitting, as well as detailed planning for construction. Everyone is working diligently to make sure that the project moves forward and is done properly.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated resource”, “mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the Securities & Exchange Commission does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.